GIORDANO, HALLERAN & CIESLA
                           A PROFESSIONAL CORPORATION

                                ATTORNEYS AT LAW

                               PLEASE RESPOND TO:
                          U.S. POSTAL SERVICE ADDRESS:
                               POST OFFICE BOX 190
                          MIDDLETOWN, NEW JERSEY 07748

                                       OR:

                  HAND DELIVERY AND OVERNIGHT SERVICE ADDRESS:
                          125 HALF MILE ROAD, SUITE 300
                           RED BANK, NEW JERSEY 07701

                                 (732) 741-3900
                               FAX: (732) 224-6599

                                 www.ghclaw.com



DIRECT DIAL NUMBER             DIRECT EMAIL                  CLIENT/MATTER NO.
(732) 741-3900                 gbanacki@ghclaw.com           10971/0042

                                November 12, 2008

Via EDGAR Transmission
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention: Matt McNair, Esq. (Mail Stop 4561)

         Re:      Central Jersey Bancorp - Preliminary Proxy Statement on
                  Schedule 14A
                  File Number 000-49925
                  ---------------------

Dear Mr. McNair:

         Contemporaneously with our submission of this letter to the Securities and Exchange Commission (the "Commission"), our client, Central Jersey Bancorp ("Bancorp"), has submitted to the Commission a revised preliminary proxy statement on Schedule 14A. Transmitted herewith, please find our "Memorandum Summarizing SEC Comments on Central Jersey Bancorp's Preliminary Proxy Statement on Schedule 14A, Filed November 5, 2008, and Responses Thereto" (the "Memorandum").

         Bancorp hereby acknowledges that: (i) Bancorp is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Bancorp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please direct any comments you may have with respect to either the preliminary proxy statement, the Memorandum or the contents of this letter to the undersigned at (732) 741-3900.

                                                 Very truly yours,

                                                 /s/ Gregory Banacki, Jr.

                                                 GREGORY BANACKI, JR.

cc:  James S. Vaccaro

      OUR TRENTON OFFICE: 441 EAST STATE STREET, TRENTON, NEW JERSEY 08608,
                             PHONE: (609) 695-3900

                             CENTRAL JERSEY BANCORP
                               File No. 000-49925

--------------------------------------------------------------------------------

                           MEMORANDUM SUMMARIZING SEC
                      COMMENTS ON CENTRAL JERSEY BANCORP'S
                  PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A,
                             FILED NOVEMBER 5, 2008,
                              AND RESPONSES THERETO

--------------------------------------------------------------------------------

Preliminary Proxy Statement on Schedule 14A
-------------------------------------------

1.       Comment - Please disclose, if true, that the estimated proceeds of your
         -------
         proposed sale of securities to the Treasury Department are not guaranteed.

         Response - In  response  to the Staff's  comment,  we have  revised our
         --------
         proxy statement to include the disclosure that the estimated proceeds from our proposed sale of securities to the Treasury Department is not guaranteed. Specifically, we included this disclosure in the letter from the Chairman of the Board attached to the front of the proxy statement and on page 8 under the heading "Reasons for the Authorization of Preferred Stock - Capital Purchase Program."

2.       Comment - Please discuss how your participation in the Capital Purchase
         -------
         Program may impact the holders of any outstanding senior classes of your securities.

         Response  - As  disclosed  in the  proxy  statement  on  page  7  under
         --------
         "Proposal 1," Central Jersey Bancorp is not currently authorized to issue any preferred stock. As such, Central Jersey Bancorp does not have any senior classes of securities which may be impacted by its participation in the Capital Purchase Program. Although not a "senior class" of securities, we have included possible effects of the approval of Proposal 1 and the participation in the Capital Purchase Program on the holders of our common stock on page 10 of the proxy statement under the heading "Possible Adverse Effects of the Proposal."

3.       Comment -  Discuss  any  material  effect  on your  liquidity,  capital
         -------
         resources or results of operations if the proposal is approved and the Treasury Department denies your application.

         Response - There will be no material  effect on our liquidity,  capital
         --------
         resources or results of operations if Proposal 1 is approved by our shareholders and the Treasury Department denies our application. However, because Proposal 1 is for the approval of an amendment to Central Jersey Bancorp's Certificate of Incorporation to authorize for issuance 10,000,000 shares of preferred stock generally and not solely for Central Jersey Bancorp's participation in the Capital Purchase Program, as we have disclosed on page 10 of the proxy statement, authorizing the preferred stock would also provide Central Jersey Bancorp with flexibility in the future to raise capital, structure acquisitions and otherwise meet corporate needs. It is not possible at this time, however, to make any determination as to the effect of any such future issuances of preferred stock on our liquidity, capital resources or results of operations.

4.       Comment - Disclose  whether you will modify any plans or  contracts  to
         -------
         comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008. We note your disclosure on page 7 regarding the Treasury's executive compensation standards.

         Response - We have reviewed our executive compensation arrangements and do not believe that any plans or contracts currently fail to comply with the limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008. However, in order to ensure our continued compliance with the conditions of the Capital Purchase Program, we plan to amend the change of control agreements with certain of our senior executive officers to provide that such agreements will comply with the limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008. The affected senior executive officers have agreed to these amendments. We have revised the proxy statement on page 9 to include this disclosure.


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